SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F___
                                   -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ____     No X
                                           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:    /s/ George O'Leary
   ---------------------------
   George O'Leary
   Chief Executive Officer

Date:  November 8, 2007

                                                                            LOGO


FOR IMMEDIATE RELEASE
---------------------

         Futuremedia Retains ISO Certificate for Third Consecutive Year
                         and Launches Two New Web sites

 Company Retains Internationally Recognized Standard for Quality Management from
                                   SGS Group

         Launches New Web sites for Futuremedia and Futuremedia Learning

London - November 8, 2007 - Futuremedia plc (NasdaqCM: FMDA) today announced that it has retained its International Organization for Standardization 9001:2000 (ISO) Quality Management System certification from the SGS Group for the third consecutive year. The ISO standard is intended for use in any organizations that develop, manufacture, install, service any product or provide any form of service. ISO 9001:2000 is based on eight management principles; Customer Focus, Leadership, Involvement of People, Process Approach, System Approach, Continual Improvement, Fact-based Decision Making and Mutually beneficial Supplier Relationships.

"The Chief Executive and management team are committed to the quality management system. There are good standards and controls in evidence in all areas," said Irene Crook, Lead Auditor, SGS Group.

Futuremedia has also launched a new version of their Futuremedia plc Web site and a new Futuremedia Learning Web site to reflect the re-aligned direction the company is now taking.

The Web sites were designed by the creative, innovative graphics and development in-house teams at Futuremedia Learning. Both sites will be developed as an ongoing project and will be enhanced with new pages and articles on a regular basis.

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the NASDAQ in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk

Contact:
Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.
(212) 986-6667